UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 3 2004

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Michael Hugh Creedon Herlihy
Name:	Michael Hugh Creedon Herlihy
Title:	General Counsel and Company Secretary

Date:	November 3, 2004

Exhibit Index

Exhibit	Exhibit Description
Number

99.1	Notification of Major Interests in Shares 6 October 2004
99.2	Notification of Major Interests in Shares 6 October 2004
99.3	Notification of Major Interests in Shares 22 October 2004
99.4	ICI/INEOS CHLOR Announcement 25 October 2004
99.5	Notification of Interests of Directors 26 October 2004
99.6	Notification of Major Interests in Shares 27 October 2004